Exhibit 9.2

FIRST AMENDMENT TO

CAPITAL STOCK PURCHASE AGREEMENT

FIRST AMENDMENT, dated                     , 2005, to the Capital Stock Purchase Agreement (the “Purchase Agreement”), dated December     , 2005, by and among Glenn Crawford, an individual maintaining a mailing address at P.O. Box 1016, Vernon, Alabama 35592 (“Crawford”); Joseph Cerone, an individual at P.O. Box 5428, Kingsport, Tennessee 37663 (“Cerone”); and Joseph Donavan, an individual residing at 104 Caburn Court, Brandon, Mississippi 39047 (“Donavan”) (collectively, the “Sellers”); Southland Health Services, Inc., a Delaware corporation maintaining administrative offices at 126 Emergystat Loop, Vernon, Alabama 35592 (the “Company”); and Bad Toys Holdings, Inc., a Nevada corporation with a business address of 2344 Woodridge Avenue, Kingsport, Tennessee 37644 (the “Purchaser”).

BACKGROUND INFORMATION

On December     , 2004, the Sellers, the Company and the Purchaser entered into the Purchase Agreement. The Sellers, the Company, and the Purchaser now wish to amend the terms of the Purchase Agreement.

OPERATIVE PROVISIONS

1. Section 1.2 of the Purchase Agreement is hereby deleted in its entirety and replaced with the following:

“1.2 Purchase Price of the Shares. The gross purchase price to be paid by the Purchaser to the Sellers for the Shares shall be $3,404,000, plus the market value of the shares and warrants referenced in Section 1.3(b) and (c) below (as such amounts may be adjusted as provided below) (the “Purchase Price”).”

2. Section 1.3 of the Purchase Agreement is hereby deleted in its entirety and replaced with the following:

“1.3 Payment of Purchase Price: Subject to the terms and conditions of this Agreement, in reliance on the representations, warranties and agreements of the Sellers contained herein, and in consideration of the sale and delivery of the Shares, the Purchaser shall pay the Purchase Price to the Sellers, in the following manner:

(a) Purchaser will deliver three interest bearing promissory notes, with an aggregate original principal amount of Three Million Four Hundred four Thousand and No/Dollars ($3,404,000), each in the form attached hereto as Exhibit “A” (individually, a “Note, or collectively, the “Notes”). The Notes will require, collectively, monthly payments totaling $39,000. The Notes shall be subordinate to all obligations owed by the Company or its Subsidiaries to General Electric Capital Corporation, or its affiliates, including amounts owed pursuant to that certain Loan and Security Agreement dated April 30, 2003 (the “Senior Obligations”), and the Sellers shall enter into a subordination agreement reasonably satisfactory to General Electric Capital Corporation on the Closing Date.

(b) Purchaser will issue One Million Eight Hundred Forty Thousand (1,840,000) shares of its restricted common stock to the Sellers, in the aggregate (the “Bad Toys Shares”).

(c) Purchaser will issue to the Sellers warrants (the “Warrants”) to acquire Two Million Three Hundred Thousand (2,300,000) shares, in the aggregate, of common stock of the Purchaser (the “Warrant Shares”). Each Warrant will (i) have an exercise price of $0.50 cents per share, and (ii) otherwise be in the form mutually agreed to by the parties prior to the Closing.

Notwithstanding the foregoing, in the event McGregor (or McGregor’s transferee) completes the McGregor Emergystat Transaction and sells the McGregor Southland Stock to the Purchaser, the Purchase Price shall be increased as follows: (x) the aggregate principal on the Notes shall be increased from $3,404,000 to $3,700,000, (y) the aggregate number of Bad Toys Shares shall be increased from 1,840,000 to 2,000,000, and (z) the aggregate number of Warrants issued shall be increased from 2,300,000 to 2,500,000; provided, however, McGregor (or the bankruptcy estate or McGregor’s transferee, as applicable) shall become a party to this Agreement, all references to the “Sellers” shall include McGregor (or the bankruptcy estate or McGregor’s transferee, as applicable), and McGregor (or the bankruptcy estate or McGregor’s transferee, as applicable) shall otherwise meet the representations in Section 3.23 and 3.24 below.

On the Closing Date, the Sellers shall provide joint written instructions to the Purchaser as to how each portion of the Purchase Price (the cash, Notes, Bad Toys Stock, and Warrants) shall be divided among the Sellers.”

3. The first sentence of Section 1.4 of the Purchase Agreement is hereby deleted in its entirety and replaced with the following:

“1.4 Closing: The closing of the sale and purchase of the Shares shall take place at the offices of the Purchaser at 2 p.m., Eastern Standard Time, February 1, 2005 (the “Closing”), in Sullivan County, Tennessee.”

4. Section 2.1 of the Purchase Agreement is hereby deleted in its entirety.

5. The first two sentences of Section 3.26 of the Purchase Agreement are hereby deleted in their entirety. The remainder of Section 3.26, beginning with “Each of the Sellers and the Company hereby represent and agree . . . .,” is not amended.

6. The following is added after Section 3.26 as Section 3.27:

“3.25. Completion of Roll-up Transactions. The Sellers hereby represent that the Roll-up Transactions have been completed. As of the Closing Date, the Company owns 100% of the issued and outstanding ownership interests of

Southland LLC; (2) Southland LLC owns substantially all of the assets of Quality Care, (3) the Company owns (i) ninety percent (90%) of the issued and outstanding capital stock of Emergystat, and (ii) ninety percent (90%) of the issued and outstanding capital stock of Emergystat of Sulligent. The stock of each of Southland LLC, Emergystat, and Emergystat of Sulligent is owned by the Company free and clear of any liabilities, obligations, claims, liens or encumbrances.”

6. Section 5.6 is hereby deleted in its entirety and the following is hereby added as Section 5.6:

“5.6. Employment Agreements. At the Closing, the Sellers, the Company, and any Subsidiary of the Company (including Southland LLC, Emergystat, and Emergystat of Sulligent), as applicable, hereby agree to terminate all employment agreements between a Seller and the Company and/ or any Subsidiary of the Company. Any liabilities arising from the cancellation of any employment agreement under this Section 5.8 shall be the Seller’s responsibility and subject to Purchaser’s right of indemnification provided for in Section 8.2 of the Purchase Agreement.”

7. Sections 7.3 and 7.4 of the Purchase Agreement are hereby deleted in their entirety.

8. The following is hereby added at the end of Section 8.2:

“The waiver of any condition based upon the accuracy of any representation or warranty or performance of or any covenant or obligation, or knowledge or discovery by Purchaser of a condition or defect, will not affect the right to indemnification or other remedy based upon such representations, warranties, covenants and obligations.”

9. The terms and conditions of the Purchase Agreement that have not been modified by this Amendment shall remain in full force and effect.

[signature page to follow]

[Signature page to First Amendment to Capital Stock Purchase Agreement]

IN WITNESS WHEREOF, the parties have executed this Purchase Agreement as of the day and year first above written.

SELLERS	PURCHASER

Bad Toys Holdings, Inc.

Glenn Crawford	Larry N. Lunan, Chief Executive Officer

Joseph Donavan

Joseph Cerone

THE COMPANY

SOUTHLAND HEALTH SERVICES, INC.

By:

Its: